FORMATION

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

August 7, 2008

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Capitla Completes Modified Mine Plan of Operations on Idaho Cobalt Project In Accordance with Record of Decision". It was officially released on August 7, 2008.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

Formation Capital Corporation
1510 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

dw 8/14

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Formation

Formation Capital Completes Modified Mine Plan of Operations on Idaho Cobalt Project In Accordance with Record of Decision

Vancouver, B.C., August 07, 2008 - Formation Capital Corporation ("Formation", FCO-TSX,) is pleased to announce that its wholly owned subsidiary, Formation Capital Corporation, U.S. (the "Company") has completed and submitted a modified Mine Plan of Operations (Mine Plan) for its 100% owned Idaho Cobalt Project (the "ICP") to the United States Department of Agriculture Salmon Challis National Forest (the "Forest Service") in accordance with the requirements set forth in the Record of Decision (the "ROD") issued in June 2008.

"We are very happy to see this important milestone completed", commented Bill Scales, President of Formation Capital Corporation, U.S. "The ROD issued last month clearly outlined how the Mine Plan needed to be modified - this allowed us to focus on what needed to be done to get the job finished quickly and efficiently." Details regarding the content of the ROD were released in the Company's news release dated July 25, 2008.

Modifications to the Mine Plan included using a different water treatment system minimizing the need for water treatment waste residue disposal, co-mingling the waste rock and tailings in the Tailings and Waste Rock Storage Facility (the "TWSF), increasing the soil cover on the TWSF, increasing the alkalinity of the underground waste rock, upgrading of project access roads and reclamation of certain unused site roads.

Providing a modified Mine Plan of Operations to the Forest Service is a very significant step for us." stated Guy Jeske, Mine Manager, ICP from his office in Salmon, Idaho. "We have worked very hard in conjunction with the Forest Service over the last 6 years to create a sustainable and responsible Mine Plan that was both economically feasible and designed to achieve the highest possible level of environmental responsibility".

Upon the Forest Service's approval of the modified Mine Plan after completion of the appeal process, placement of a reclamation bond, and the receipt of a National Pollution Discharge Elimination System Permit (NPDES), the Company will be permitted to commence construction of the Idaho Cobalt Project, expected this fall.

Once in production, Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for gas to liquid technology, and batteries used in hybrid and electric cars.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

END

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Website at: formcap.com